EXHIBIT 99.1

Statoil ASA: Commencement of subscription period for the Dividend Issue for the second quarter 2017 under the Scrip Dividend Programme

NOT FOR RELEASE IN OR INTO CANADA, JAPAN, AUSTRIA, POLAND, ESTONIA, ICELAND OR ANY OTHER JURISDICTION IN WHICH THE RELEASE WOULD BE UNLAWFUL

Reference is made to the previous announcements by Statoil ASA (OSE:STL, NYSE:STO, the "Company") regarding the resolution made by the annual general meeting on 11 May 2017 to continue the two year scrip dividend programme commencing from the fourth quarter 2015 (the "Scrip Dividend Programme"). Further reference is made to the resolution by the board of directors on 26 July 2017 to distribute a dividend of USD 0.2201 (NOK 1.7953, as announced 8 November 2017) per share for the second quarter 2017 that shareholders can choose to receive either in new shares of the Company ("Dividend Shares") or in cash.

In connection with the Scrip Dividend Programme for the second quarter 2017 (the "Dividend Issue"), the Company will issue up to 160,000,000 Dividend Shares, each with a nominal value of NOK 2.50 per share, for subscription by Existing Shareholders (as described below).

A prospectus will not be prepared for the Dividend Issue. The Terms and Conditions for subscription of Dividend Shares are available on www.statoil.com/scrip.

Subscription period:

The subscription period for the Dividend Issue will commence at 09:00 a.m. CET on 20 November 2017 and expire at 11:59 p.m. CET on 4 December 2017 (the "Subscription Period").

Existing Shareholders who have not subscribed for Dividend Shares at the time of expiry of the Subscription Period will receive their dividend in cash without any action on their part on or about 15 December 2017 in respect of shareholders on Oslo Børs (Oslo Stock Exchange) and on or about 18 December 2017 in respect of ADR holders on New York Stock Exchange.

Subscription price:

The subscription price will be equal the volume-weighted average share price over the last two trading days on Oslo Børs of the Subscription Period for the Dividend Issue, with a deduction for a discount of 5%. The subscription price is expected to be announced on or around 5 December 2017.

Subscription procedures:

Subscriptions for Dividend Shares can be made electronically via VPS' online subscription system. A link to the subscription system can be found on www.statoil.com/scrip. Existing Shareholders who are considered eligible to subscribe for Dividend Shares have received or will receive a letter from the Company with personal log in details to the VPS subscription system.

ADR holders under the ADR program in the US may make their election through Deutsche Bank as the depositary for the ADR program.

Eligibility to participate in the Dividend Issue: Only shareholders of Statoil and holders of ADRs on the New York Stock Exchange as of expiry of 31 October 2017, both referred to as "Existing Shareholders", as registered as of expiry of 2 November 2017 ("the record date") with the Company's shareholder register in the Norwegian Central Securities Depositary (Nw. Verdipapirsentralen) for shareholders on Oslo Børs and with Deutsche Bank Trust Company Americas as the depositary for the ADR program, will be eligible to either subscribe for Dividend Shares in the Subscription Period or to receive their dividend in cash.

The subscription for Dividend Shares by persons located in, or resident of countries other than Norway, may be affected by the laws of the relevant jurisdiction. The Dividend Shares may not be subscribed for by Existing Shareholders located in, or resident of, jurisdictions in which the subscription for Dividend Shares would be unlawful. Existing Shareholders located in, or resident of countries other than Norway, should inform themselves as to whether restrictions apply to the Dividend Issues and consult their professional advisors if they are in any doubt about any of the contents or application of these restrictions.

Settlement:

The issue of the Dividend Shares is expected to take place on or around 14 December 2017. The delivery of the Dividend Shares to shareholders on Oslo Børs is expected to take place on or around 15 December and on or around 18 December 2017 for holders of ADRs on New York Stock Exchange. Trading in the Dividend Shares on Oslo Børs and in the ADRs representing Dividend Shares on New York Stock Exchange is expected to commence on or around 18 December 2017.

Cash payment of the dividend to holders of ordinary shares on Oslo Børs is expected on or around 15 December and on or around 18 December 2017 for ADR holders on New York Stock Exchange.

Interests held through financial intermediaries:

Shareholders, who are eligible for participation in the Dividend Issue and who hold their Shares through a financial intermediary and wish to subscribe for Dividend Shares in the Dividend Issue, should instruct their financial intermediary to subscribe for Dividend Shares in accordance with the applicable instructions received from such financial intermediary. The financial intermediary will be responsible for collecting exercise instructions from the shareholders and for informing the Company of their subscription instructions.

DNB Bank ASA, Registrars Department (tel.: +47 23 26 80 20) is acting as Receiving Agent for the Dividend Issue.

Contact persons:

Peter Hutton, senior vice president for investor relations,
tel: + 44 7881 918 792

Helge Hove Haldorsen , vice president for investor relations USA, tel: + 1 281 2240140

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

This announcement and the information contained herein does not constitute or form a part of, and should not be construed as, an offer for sale or subscription for or solicitation or invitation of any offer to subscribe for or purchase of dividend shares or any other securities of the Company and cannot be relied on for any investment contract or decision.

It may be unlawful to distribute this announcement in certain jurisdictions. This announcement is not for distribution in any jurisdiction in which prior registration or approval is required for that purpose. No steps have been taken or will be taken in any jurisdiction outside of Norway in which such steps would be required. No competent authority or any other regulatory body has passed upon the adequacy of this document or approved or disapproved the distribution of dividend shares outside of Norway. Any representation to the contrary may be a criminal offense.